CASTELLUM

082-04683

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

07023905

Gothenburg, May 16, 2007

SUPPL

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed please find our latest Press Release:

Press Release 8/2007, Castellum invests for SEKm 249
Press Release 9/2007, Castellum's leasing and level of investments continues high, Interim report January-March 2007
Press Release 10/2007, Castellum invests SEKm 194 in Växjö

Very truly yours,

CASTELLUM AB

Håkan Hellström

p.p. Maria Kileby

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

PRESS RELEASE 8/2007

Gothenburg, April 16, 2007

Castellum invests for SEKm 249

Castellum has acquired three commercial properties for SEKm 62 and decided on new construction, extensions and refurbishment for SEKm 187

In the area Bista in Örebro one commercial property has been acquired for SEKm 30. The property holds two buildings with a total lettable area of approx. 4,900 sq.m. comprising office, warehouse and production premises. At the time of taking possession in March, the economic occupancy rate was approx. 90%.

I Gothenburg one commercial property has been acquired for SEKm 26. The property holds one building with a lettable area of approx. 4,500 sq.m. comprising office and warehouse premises. Following the signing of a new lease some tenant adjustments will be made for approx. SEKm 6. At the time of taking possession in March the economic occupancy rate was approx. 70%.

In Västerås one smaller property has been acquired for SEKm 6. The property holds one building with a lettable area of approx. 2,800 sq.m. which mainly consists of industrial premises. At the time of taking possession in March the economic occupancy rate was approx. 90%.

After the signing of a new lease work has started on new construction of a building of approx. 8,800 sq.m. in Värnamo. The main part of the area will be retail premises. The investment is calculated to SEKm 68 and time for moving in is set to the spring of 2008.

In Nordstaden in the central parts of Gothenburg an office property with a lettable area of approx. 17,500 sq.m. was acquired in 2004. All of the office premises are let. Now the last step, in which the ground and basement floor, will be refurbished into retail premises, has begun. The investment is calculated to SEKm 75 and is planned to be completed in the beginning of 2008.

In Ljungarum industrial estate in Jönköping with good connection to the E4 and close to the city center work has started on new construction of two buildings and refurbishment of three buildings. The investment is calculated to SEK 27 and the final step is planned to be completed during the autumn of 2008.

In Högsbo industrial estate in Gothenburg with good connections to highways a smaller building of approx. 1,900 sq.m. will be built for SEKm 17. The building consists of industrial and production premises. The work is planned to be completed during the autumn of 2007 and all premises are let.

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 25 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. The Castellum share is registered on OMX – Nordic list Large cap.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56
Henrik Saxborn, Deputy CEO, phone +46 31 60 74 50 / mobile + 46 706-94 74 50

Issuer Castellum
File NO.: 82-4683

PRESS RELEASE 9/2007

Gothenburg, April 18, 2007

Castellum's leasing and level of investments continues high

- **Rental income for the period January – March 2007 amounted to SEKm 542 (SEKm 490 corresponding period previous year).**
- **Net income after tax for the period amounted to SEKm 190 (239), equivalent to SEK 1.16 (1.46) per share.**
- **Income from property management improved by 6% to SEKm 206 (194), equivalent to SEK 1.26 (1.18) per share.**
- **Net leasing has continued its strong trend and amounted to SEKm 41 (16) during the period.**
- **The level of investments has remained high during the period and was SEKm 894 (362).**

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 206 (194), equivalent to SEK 1.26 (1.18) per share. The improvement is 6% and is chiefly an effect of investments made. During the period changes in value on properties and derivatives amounted to, respectively SEKm 33 (52) and SEKm 22 (85).

During the period investments totalling SEKm 894 (362) were made, of which SEKm 667 (169) were acquisitions and SEKm 227 (193) new construction, extensions and refurbishment.

"The first quarter is similar to the second half of the previous year with high level of investments, good net leasing and increasing market interest rates" comments Castellum's CEO, Håkan Hellström. "The entries into two new markets – Linköping and Halmstad feels exiting", adds Håkan Hellström.

According to the AGM's approval the current incentive plan for the company management has been extended for another three year period beginning 2008.

Enclosure: Interim Report January – March 2007

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 25 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. The Castellum share is registered on OMX – Nordic list Large cap.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM



In Halmstad, five properties were acquired in the beginning of the year. The lettable area amounts to approx. 30,000 sq.m. and comprises retail, office and warehouse premises.

Interim Report January-March 2007

Interim Report January-March 2007

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 25 billions, and comprises commercial properties.

The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg (incl. Borås, Kungsbacka and Halmstad), the Öresund Region (Malmö, Lund and Helsingborg), Greater Stockholm, Mälardalen (Örebro, Västerås and Uppsala) and Eastern Götaland (Värnamo, Jönköping, Växjö and Linköping).

The Castellum share is registered on OMX - The Nordic List Large Cap.

- Rental income for the period January-March 2007 amounted to SEKm 542 (SEKm 490 corresponding period previous year).
- Net income after tax for the period amounted to SEKm 190 (239), equivalent to SEK 1.16 (1.46) per share.
- Income from property management improved by 6% to SEKm 206 (194), equivalent to SEK 1.26 (1.18) per share.
- Net leasing has continued its strong trend and amounted to SEKm 41 (16) during the period.
- The level of investments has remained high during the period and was SEKm 894 (362).

DATA PER SHARE

SEK	2007 Jan-March	2006 Jan-March	2006	2005	2004	2003	2002	2001	2000
Income property management	1.26	1.18	5.38	5.00	4.52	4.07	3.77	3.30	2.65
Change	**+6%**		**+8%**	**+11%**	**+11%**	**+8%**	**+14%**	**+24%**	
Net income after tax	1.16	1.46	10.21	7.89	5.59	2.68	4.00	5.68	4.07
Change	**-21%**		**+29%**	**+41%**	**+108%**	**-33%**	**-30%**	**+39%**	
Dividend			2.85	2.63	2.38	2.13	1.88	1.63	1.38
Change			**+9%**	**+11%**	**+12%**	**+13%**	**+15%**	**+18%**	

Business Concept

Castellum's business concept is to develop and add value to its real estate portfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Objective

Castellum's operations are focused on cash flow growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

The objective is an annual growth in cash flow, i.e. income from property managament per share, of at least 10%. In order to achieve this objective, investments of at least SEKm 1,000 per year will be made. All investments will contribute to the objective of growth in income from property management within 1-2 years and have a value potential of at least 10%. Sales of properties will take place when justified from a business standpoint and when an alternative investment with a higher yield can be found.

Strategy for funding

Capital structure

Castellum will have a stable capital structure, meaning an equity/asset ratio of 35-45% and an interest coverage ratio of at least 200%.

Repurchase or sale of own shares may be used for adjusting the company's capital structure. Transfer of own shares may also be used at acquisition of properties. Own shares may not be traded for the sole purpose of capital gain.

Dividend

At least 60% of income from property management after full tax deduction will be distributed, however investment plans, consolidation needs, liquidity and financial position in general will be taken into account.

The stock and credit markets

Castellum shall work for a stable and positive price trend with high liquidity in the compay's share. However, all actions will be made from a long term perspective.

Castellum will have a frequent, open and fair reporting to shareholders, the capital and credit markets as well as media, yet without disclosing any individual business relation.

In the long term Castellum will be one of the largest listed real estate companies in Sweden.



Income, Costs and Results

Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparison are made with the end of previous year. For definitions see Castellum's website, ***www.castellum.se***

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 206 (194), equivalent to SEK 1.26 (1.18) per share. The improvement is 6% and is chiefly an effect of investments made.

INCOME FROM PROPERTY MANAGEMENT PER SHARE


Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
1.50
1.25
1.00
0.75
0.50
0.25
0.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

During the period, changes in value on properties and derivatives amounted to, respectively, SEKm 33 (52) and SEKm 22 (85). Net income for the period was SEKm 190 (239), equivalent to SEK 1.16 (1.46) per share.

Rental income

Group rental income amounted to SEKm 542 (490). The improvement is chiefly an effect of a larger real estate portfolio.

Castellum's lease portfolio is presently considered to be in line with the market rents. Meaning that a majority of the contracts expiring are extended with in principle unchanged conditions. For office and retail properties, the average contracted rental level amounted to SEK 1,116 per sq.m., whereas it for warehouse and industrial properties amounted to SEK 643 per sq.m. Rental levels have increased by 3% compared with previous year.

Castellum has a wide spread of risk in the commercial lease portfolio consisting of approx. 4,000 commercial contracts, spreading over many sectors and durations. The single largest contract makes up for 1% of Castellum's total rental income.

The economic occupancy rate was 87.0%, which is in principle unchanged compared to previous year. The total rental value for vacant premises amounts to approx. SEKm 320 on an annual basis.

The leasing situation has continued to develop in a positive direction. The gross leasing during the period was SEKm 96 (64) and the net leasing was SEKm 41 (16). The time difference between reported net leasing and the effect in income thereof is estimated to between 6-18 months.

NET LEASING


Isolated quarter, SEKm
New leases
Terminations
Net leasing, rolling annual value
160
140
120
100
80
60
40
20
0
-20
-40
-60
-80
2000 2001 2002 2003 2004 2005 2006 2007

The favourable development of the Swedish companies and their look on the future continued to create a strong demand for commercial premises on all of Castellum's local markets during the first quarter. Rental levels have continued to be stable.

The large interest in making investments on the Swedish real estate market continues even if the number of transactions was low during the first quarter on all of Castellum's local markets. Investments have been made by both existing as well as new investors in Sweden, but any noticable changes in prices have not been seen. The difference in prices between larger portfolios and single acquisitions remain.

Property costs

Property costs amounted to SEKm 207 (200) corresponding to SEK 294 per sq.m. (300). The decrease in costs per sq.m. was 2% and is chiefly explained by lower costs for heating. Energy consumption for heating during the first quarter 2007 has been calculated to 83% (112%) of a normal year according to degree day statistics.

Central administrative expenses

Central administrative expenses were SEKm 16 (14). This includes costs for a profit and share price related incentive plan for senior management of SEKm 2 (2).

Net financial items

Net financial items were SEKm –113 (–82). The average interest rate level during the period was 4.1% (3.5%).

Castellum's interest rate maturity structure provides low exposure to changes in the market interest rate. Assuming an unchanged volume of loans and a retained average fixed interest term, an immediate change in the market interest rate of one percentage unit would affect net financial items by SEKm 71 during the following year, equivalent to 8% of income from property management.

Changes in value

During the period 1 property (6) was sold for a total of SEKm 1 (112), which gave SEKm 0 (26) in realized result.

Any major changes in value of the real estate portfolio have not been seen during the first quarter, since cash flows as well as market yields have remained stable. The minor changes in value of SEKm 33 (26) are results from acquisitions and investments made.

Castellum's accounts are based on valuation of each property meaning that a market premium on portfolios may not effect fair value.

Castellum uses financial instruments such as interest rate swaps in order to achieve the desired interest rate maturity structure. If the agreed interest rate deviates from the market interest rate from time to time there is a theoretical surplus or subvalue on the financial instruments, which is reported in the income statement.

The subvalue has during the year been reduced by SEKm 22 (85), mainly as an effect of increased market interest rates and amounted to SEKm 32 at the end of the period.

Tax

Due to the opportunity to make depreciations for tax purposes, deductions of investments deductible for tax purposes and to utilize tax loss carry forwards, there are in principle no paid tax costs.

There is, however, a deferred tax cost of SEKm 69, referring to utilized tax loss carry forwards, the deferred taxation from depreciation for tax purposes and investments deductible for tax purposes, and changes in value. The remaining tax loss carry forwards have been calculated to SEKm 266.

TAX CALCULATION 31-03-2007

SEKm	Basis current tax	Basis deferred tax
Income from property management	206	–
Deductions for tax purposes		
depreciations	–110	110
investments	–34	34
Other tax allowances	–6	–
Taxable income from property management	56	144
Taxable gain on properties sold	1	–1
Non taxable changes in value on properties	–	33
Taxable changes in value on derivatives	22	–
Taxable income for the period	79	176
Tax loss carry forwards, opening balance	–337	337
Tax loss carry forwards, closing balance	266	–266
Taxable income	**8**	**247**
Of which 28% current/deferred tax	–2	–69

Real estate portfolio

The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated to well-situated working-areas with good means of communication and services.

Investments and sales

During the period, the following changes in the real estate portfolio have occurred.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Fair value, SEKm	Number
Real estate portfolio on 1 January, 2007	24 238	515
+ Acquisitions	667	14
+ New construction, extensions and refurbishment	227	–
– Sales	– 1	– 1
+ Unrealized changes in value	33	–
Real estate portfolio on 31 March, 2007	25 164	528

During the period investments totalling SEKm 894 (362) were made, of which SEKm 667 (169) were acquisitions and SEKm 227 (193) new construction, extensions and refurbishment. Of the total investments, SEKm 384 related to Eastern Götaland, SEKm 335 to Greater Gothenburg, SEKm 121 to Mälardalen, SEKm 37 to Greater Stockholm and SEKm 17 to the Öresund Region.

During the first quarter Castellum made two interesting entries in new markets, Linköping and Halmstad.

INVESTMENTS



Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
1 200
1 100
1 000
900
800
700
600
500
400
300
200
100
0
3 000
2 750
2 500
2 250
2 000
1 750
1 500
1 250
1 000
750
500
250
0
New construction, extensions and refurbishment
Acquisitions
2000
2001
2002
2003
2004
2005
2006
2007

CASTELLUM'S REAL ESTATE PORTFOLIO

	31-03-2007				January-March 2007						
	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	74	386	4 710	*12 195*	109	*1 127*	92.3%	100	29	*300*	71
Öresund Region	47	307	4 551	*14 844*	96	*1 257*	89.1%	86	26	*336*	60
Greater Stockholm	43	300	3 312	*11 035*	95	*1 269*	79.0%	75	28	*371*	47
Mälardalen	50	241	1 979	*8 221*	56	*921*	87.6%	49	17	*281*	32
Eastern Götaland	43	243	2 036	*8 369*	56	*923*	91.6%	52	20	*322*	32
Total office/retail	**257**	**1 477**	**16 588**	***11 232***	**412**	***1 116***	**87.7%**	**362**	**120**	***323***	**242**
Warehouse/industrial											
Greater Gothenburg	91	558	3 434	*6 156*	90	*646*	87.4%	79	22	*156*	57
Öresund Region	39	280	1 635	*5 842*	45	*639*	82.7%	37	11	*155*	26
Greater Stockholm	31	180	1 112	*6 175*	37	*818*	85.5%	31	10	*232*	21
Mälardalen	40	162	760	*4 696*	25	*622*	84.6%	21	7	*184*	14
Eastern Götaland	30	160	593	*3 707*	18	*462*	86.8%	16	5	*136*	11
Total warehouse/industrial	**231**	**1 340**	**7 534**	***5 624***	**215**	***643***	**85.7%**	**184**	**55**	***167***	**129**
Total	**488**	**2 817**	**24 122**	***8 564***	**627**	***891***	**87.0%**	**546**	**175**	***249***	**371**
Leasing and property administration									32	45	– 32
Total after leasing and property administration									**207**	**294**	**339**
Development projects	11	58	650	–	9	–	–	3	3	–	0
Undeveloped land	29	–	392	–	–	–	–	–	–	–	–
Total	**528**	**2 875**	**25 164**		**636**			**549**	**210**		**339**

The table above relates to the properties owned by Castellum at the end of the period and reflects the income and costs of the properties as if they had been owned during the whole period. The discrepancy between the net operating income of SEKm 339 accounted for above and the net operating income of SEKm 335 in the income statement is explained by the adjustment of the net operating income of SEKm 4 on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

RENTAL VALUE BY PROPERTY TYPE, EXCL. PROJECTS


Office/Retail 66%
Warehouse/ Industrial 30%
Projects and Undeveloped land 4%

RENTAL VALUE BY REGION, EXCL. PROJECTS


Greater Gothenburg 33%
Greater Stockholm 19%
Mälardalen 12%
Öresund Region 25%
Eastern Götaland 11%

PROPERTY RELATED KEY RATIOS

	2007 January-March	2006 January-March	2006 January-December
Rental value, SEK/sq.m.	891	859	864
Economic occupancy rate	87.0%	87.4%	87.1%
Property costs, SEK/sq.m.	294	300	259
Net operating income, SEK/sq.m.	481	451	494
Fair value, SEK/sq.m.	8 564	7 958	8 466
Number of properties	528	496	515
Lettable area, thousand sq.m.	2 875	2 664	2 787

SEGMENT INFORMATION

	Rental income		Net operating income incl. changes in value on properties	
SEKm	2007 Jan-March	2006 Jan-March	2007 Jan-March	2006 Jan-March
Greater Gothenburg	179	159	131	131
Öresund Region	123	120	78	98
Greater Stockholm	107	92	63	49
Mälardalen	69	64	40	34
Eastern Götaland	64	55	56	30
Total	**542**	**490**	**368**	**342**

Financing

FINANCING 31-03-2007


Shareholders' equity
SEKm 9 907 (39%)
Deferred tax liabilities
SEKm 2 823 (11%)
Derivatives
SEKm 32 (0%)
Interest bearing liabilities
SEKm 11 872 (47%)
Non interest bearing liabilities
SEKm 664 (3%)

Shareholders' equity

Shareholders' equity was SEKm 9,907 (10,184), representing an equity/assets ratio of 39% (40%). The dividend decided by the annual general meeting in March has reduced shareholders' equity by SEKm 467.

In order to regulate the company's capital structure the company can repurchase 9.2 million own shares in addition to the eight million shares which were repurchased earlier.

Interest-bearing liabilities

During the period, Castellum has issued long term bonds for SEKm 300 and raised the limit for the commercial paper program to SEKm 4,000.

As of 31 March, 2007 Castellum had long term binding credit agreements totalling SEKm 11,800 (11,050), long term bonds totalling SEKm 650 (350), short term binding credit agreements totalling SEKm 776 (1,776) and a commercial paper program of SEKm 4,000 (3,000). Outstanding commercial papers of SEKm 3,892 are fully covered by unutilized long term credit agreements. After deduction of liquid assets of SEKm 7 (8), net interest-bearing liabilities were SEKm 11,865 (10,829). The average duration of Castellum's long term credit agreements as of 31 March, 2007 was 5.4 years (5.8).

The average effective interest rate as of 31 March, 2007 was 4.1% (4.0%). The average fixed interest term on the same date was 2.3 years (2.3) and has been achieved through the extension of loans with short term fixed interest terms by interest swap agreements. The share of loans with interest rate maturity during the next 12 months was 55% (60%). According to the financial policy, the average fixed interest term will be 0.5-3 years and the share of interest rate maturity during the next 6 months will be no more than 50%. As of 31 March, 2007 the share of interest rate maturity during the next 6 months was 48%.

INTEREST RATE AND LOAN MATURITY STRUCTURE 31-03-2007

	Interest rate maturity structure		Loan maturity structure	
	Interest rate maturity, SEKm	Average interest rate	Credit agreements, SEKm	Utilized, SEKm
0-1 year	6 515	4.0%	4 669	4 065
1-2 years	1 100	4.2%	–	–
2-3 years	1 350	4.2%	1 950	1 050
3-4 years	300	4.3%	300	300
4-5 years	400	4.7%	2 700	1 500
5-10 years	2 200	4.4%	7 500	4 950
Total	**11 865**	**4.1%**	**17 119**	**11 865**



Accounting Principles

Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). This interim report has been prepared according to IAS 34 Interim Financial Reporting. Accounting principles and methods for calculations have remained unchanged compared to the Annual Report previous year.

Net Asset Value

When assets and liabilities are valued at fair value the net asset value can be calculated using shareholders' equity in the balance sheet. However, consideration should be taken to the value range of +/– 5-10% used in property valuations, which shall reflect the uncertainty that exists in the assumptions and calculations made. Further, the effective tax is expected to be lower than the reported 28% nominal tax rate, in part due to the possibility to sell properties in a tax efficient way, and in part due to the time factor for which the tax should be discounted.

In all this gives, with the assumption of a value range of +/– 5% on property level and with the assumption of a calculated effective tax rate of 10%, a net asset value in the range below.

NET ASSET VALUE

SEKm		(uncertainty range)
Equity according to the balance sheet	9 907	
Reversed 28% deferred tax	2 823	
Net asset value excluding tax	12 730	(+/– 10%)
SEK/share	*78*	*(85 – 70)*
Calculated 10% deferred tax	– 1 008	
Net asset value after 10% tax	11 722	(+/– 10%)
SEK/share	*71*	*(78 – 65)*

The Parent Company

Net income after tax for the parent company, which has only group-wide functions, amounted to SEKm 8 (58) of which SEKm 22 (85) was change in value of the derivative portfolio. Turnover, which consists mainly of intra-group services, was SEKm 2 (2).

Besides liquid assets of SEKm 0 (0), the assets of the parent company consists mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEKm 4,087 (4,087) and interest-bearing internal financing of the subsidiaries was SEKm 11,758 (10,830). Financing has chiefly been provided through shareholders' equity of SEKm 3,814 (4,273), of which SEKm 3,708 (4,167) is non-restricted equity, and external liabilities of SEKm 11,565 (10,531).

Gothenburg 18 April, 2007

Håkan Hellström
Chief Executive Officer

This Interim Report has not been examined by the company's auditors.

INCOME STATEMENT

SEKm	2007 Jan-March	2006 Jan-March	Rolling 12 months April 06-March 07	2006 Jan-Dec
Rental income	542	490	2 066	2 014
Operating expenses	– 124	– 124	– 393	– 393
Maintenance	– 24	– 24	– 100	– 100
Ground rent	– 5	– 4	– 19	– 18
Real estate tax	– 22	– 20	– 76	– 74
Leasing and property administration	– 32	– 28	– 119	– 115
Net operating income	**335**	**290**	**1 359**	**1 314**
Central administrative expenses	– 16	– 14	– 69	– 67
Net financial items	– 113	– 82	– 395	– 364
Income from property management	**206**	**194**	**895**	**883**
Changes in value				
Properties, realized	0	26	57	83
Properties, unrealized	33	26	1 069	1 062
Derivatives, unrealized	22	85	115	178
Income before tax	**261**	**331**	**2 136**	**2 206**
Current tax	– 2	–	– 12	– 10
Deferred tax	– 69	– 92	– 499	– 522
Net income for the period/year	**190**	**239**	**1 625**	**1 674**

Since there are no minority interests the entire net income is attributable to the shareholders of the parent company.

DATA PER SHARE

	2007 Jan-March	2006 Jan-March	Rolling 12 months April 06-March 07	2006 Jan-Dec
Average number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*
Earings after tax, SEK	1.16	1.46	9.91	10.21
Income from property management, SEK	1.26	1.18	5.46	5.38
Outstanding number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*
Fair value of properties, SEK	153	132	153	148
Shareholders' equity, SEK	60	53	60	62

Since there is no potential common stock (e.g. convertibles), there is no effect of dilution. All share related key ratios have been recalculated based on the share split 4:1 carried out in April 2006.

FINANCIAL KEY RATIOS

	2007 Jan-March	2006 Jan-March	Rolling 12 months April 06-March 07	2006 Jan-Dec
Net operating income margin	62%	59%	66%	65%
Interest coverage ratio	282%	337%	327%	343%
Return on equity	6.3%	7.4%	17.4%	17.5%
Return on total capital	5.3%	5.4%	10.3%	10.4%
Investments, SEKm	894	362	2 815	2 283
Sales, SEKm	1	112	349	460
Equity/assets ratio	39%	40%	39%	42%
Borrowing ratio	47%	46%	47%	45%

BALANCE SHEET

SEKm	31 March 2007	31 March 2006	31 Dec 2006
Assets			
Investment properties	25 164	21 572	24 238
Other fixed assets	13	14	13
Current receivables	114	97	187
Cash and bank	7	8	8
Total assets	**25 298**	**21 691**	**24 446**
Shareholders' equity and liabilities			
Shareholders' equity	9 907	8 749	10 184
Deferred tax liability	2 823	2 229	2 723
Long term interest-bearing liabilities	11 872	9 812	10 837
Derivatives	32	148	55
Non interest-bearing liabilities	664	753	647
Total shareholders' equity and liabilities	**25 298**	**21 691**	**24 446**

CHANGES IN EQUITY

SEKm	*Number of outstanding shares, thousand*	Share capital	Reserves	Retained earnings	Total equity
Shareholders' equity 31-12-2005	*41 000*	**86**	**20**	**8 834**	**8 940**
Dividend, March 2006	–	–	–	– 430	– 430
Net income January-March 2006	–	–	–	239	239
Shareholders' equity 31-03-2006	*41 000*	**86**	**20**	**8 643**	**8 749**
Share split 4:1, April 2006	*123 000*	–	–	–	–
Net income April-December 2006	–	–	–	1 435	1 435
Shareholders' equity 31-12-2006	*164 000*	**86**	**20**	**10 078**	**10 184**
Dividend, March 2007	–	–	–	– 467	– 467
Net income January-March 2007	–	–	–	190	190
Shareholders' equity 31-03-2007	*164 000*	**86**	**20**	**9 801**	**9 907**

CASH FLOW STATEMENT

SEKm	Jan-March 2007	Jan-March 2006	Jan-Dec 2006
Net operating income	335	290	1 314
Central administrative expenses	– 16	– 14	– 67
Reversed depreciations	1	1	5
Net financial items paid	– 32	– 67	– 365
Tax paid on income from property management	– 4	–	–
Cash flow from operating activities before change in working capital	**284**	**210**	**887**
Change in current receivables	61	– 10	– 88
Change in current liabilities	– 78	15	29
Cash flow from operating activities	**267**	**215**	**828**
Investments in existing properties	– 227	– 193	– 991
Property acquisitions	– 635	– 158	– 1 213
Change in liabilities at acquisitions of property	14	40	– 74
Property sales	1	112	457
Change in receivables at sales of property	12	2	– 10
Other net investments	– 1	– 1	– 5
Cash flow from investment activities	**– 836**	**– 198**	**– 1 836**
Change in long term liabilities	1 035	416	1 441
Dividend paid	– 467	– 430	– 430
Cash flow from financing activities	**568**	**– 14**	**1 011**
Cash flow for the period/year	**– 1**	**3**	**3**
Cash and bank, opening balance	8	5	5
Cash and bank closing balance	**7**	**8**	**8**

The Castellum Share

The Castellum share is registered on OMX - The Nordic List Large Cap. At the end of the period the company had about 7,600 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

SHAREHOLDERS

Shareholders as of 31-03-2007	Number of shares, thousand	Percentage of voting rights and capital
László Szombatfalvy	11 000	6.7%
AFA Sjukförsäkrings AB	7 488	4.6%
Handelsbanken	5 790	3.5%
SEC Lend Support	4 971	3.0%
Morgan Stanley Equity Fin SR Sweden AB	3 800	2.3%
AMF Pensionsförsäkrings AB	3 730	2.3%
Kåpan Pensioner Försäkringsförening	2 794	1.7%
Swedbank Robur Realinvest	2 278	1.4%
AFA TFA Försäkrings AB	2 068	1.3%
Societe Generale Dep Des Services	1 895	1.2%
Other shareholders registered in Sweden	48 590	29.6%
Shareholders registered abroad	69 596	42.4%
Total outstanding shares	164 000	100.0%
Repurchased shares	8 007	
Total registered shares	172 007	

There is no potential common stock (e.g. convertibles).

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 31-03-2007


USA 9%
Canada 9%
Great Britain 8%
The Netherlands 3%
Other 13%
Sweden 58%
Of which
Private persons, private comp. 33%
Funds, insurance comp. etc. 21%
AP-funds 3%
Trusts, associations etc. 1%

The Castellum share price as at March 31, 2007 was SEK 101 equivalent to a market value of SEK 16.6 billion, calculated on the number of outstanding shares.

Since the beginning of the year, a total of 56.2 million shares were traded, equivalent to an average of 878,000 shares per day, corresponding on an annual basis to a turnover rate of 134%.

During the last 12-month period the total yield of the Castellum share has been 26.1% including dividend of SEK 2.85 per share. Since the IPO on May 23, 1997 the total yield of the Castellum has been on average 25.5% per year.

TOTAL YIELD (INCLUDING DIVIDEND)

	April 2005 - March 2006	On average per year May 1997-March 2007
The Castellum Share	26.1%	25.5%
OMX Stockholm (SIX Return)	21.5%	11.5%
Real Estate Index Sweden (EPRA)	29.3%	22.0%
Real Estate Index Europe (EPRA)	27.6%	17.3%

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO MAY 23, 1997 UNTIL APRIL 16, 2007


Turnover, million shares per month
Share price, SEK
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Castellum share price
Castellum share price incl. dividend
OMX Stockholm
(SIX Return incl. dividend)
Real Estate Index Sweden
(EPRA incl. dividend)
Real Estate Index Europe
(EPRA incl. dividend)
Turnover per month

CALENDAR

Half-year Report January-June 2007	18 July, 2007	For further information please contact Håkan Hellström, CEO telephone +46 31-60 74 00 or visit Castellum's website.
Interim Report January-September 2007	17 October, 2007	
Year-end Report 2007	23 January, 2008	
Annual General Meeting	27 March, 2008	

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

The photos in this Interim Report show Kartongen 3 and Valsen 2, which were included in the acquisition of five properties in Halmstad in the beginning of the year.

SUBSIDIARIES

Aspholmen Fastigheter AB
Radiatorvägen 17, SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00 Fax +46 19-27 65 19
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158, SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013, SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Lasarettsgatan 3
Box 148, SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725, SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Issuer Castellum
File NO.: 82-4683

PRESS RELEASE 10/2007

Gothenburg, May 15, 2007

Castellum invests SEKm 194 in Växjö

Castellum has through a wholly owned subsidiary acquired one commercial property for SEKm 194

Fastighets AB Corallen has acquired and taken possession of one commercial property for SEKm 194, of which SEKm 32 refers to a deferred nominal tax liability since the property was acquired through a company acquisition. The property is located in the expansive industrial area Västra Mark in Växjö. The building was originally built during the 60's and has thereafter been refurbished and extended in several steps and has a high technical standard today. The lettable area amounts to 31,000 sq.m. and consists of office and industrial premises as well as restaurant and conference premises. The occupancy rate amounts to approx. 85%. The property also holds undeveloped land of approx. 25,000 sq.m.which gives potential for future new construction.

END

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 25 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. The Castellum share is registered on OMX – Nordic list Large cap.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56
Henrik Saxborn, Deputy CEO, phone +46 31 60 74 50 / mobile + 46 706-94 74 50